News Releasee
Communiqué de Pressee
Exhibit 99.7
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Patricia MARIE
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Paul FLOREN
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Christine de CHAMPEAUX
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Bertille ARON
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Mary DWYER
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Charles-Edouard ANFRAY
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Philippe GATEAU
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TOTAL S.A.
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Confirmation of the Potential of the Gengibre Find
in Ultra-Deepwater Block 32 Offshore Angola
Paris, January 11, 2006 — Sociedade Nacional de Combustiveis de Angola (Sonangol) and Total announce that the Gengibre-2 appraisal well confirmed the potential of the early 2005 Gengibre-1 discovery well in Block 32 in the Angolan ultra-deep offshore.
Located around 2 kilometers from Gengibre-1 in a water depth of 1,697 meters, Gengibre-2 encountered a number of objectives before reaching a total depth of  4,342 meters. During two tests, it flowed at 4,540 barrels of oil per day from a Miocene reservoir and 5,100 barrels of oil per day from an Oligocene reservoir.
The Gengibre find is located in the eastern section of Block 32, around 17 kilometers from the 2003 Gindungo discovery and 12 kilometers from the 2004 Canela-1 discovery. Technical studies are underway for joint development of the discoveries.
Sonangol is the Block 32 concessionaire. Total operates the block with a 30% interest, alongside Marathon Oil Company (30%), Sonangol E.P. (20%), Esso Exploration and Production Angola (Overseas) Limited (15%) and Petrogal (5%).
Total is Africa’s leading international oil producer, with output of 813,000 barrels oil equivalent per day in 2004. The Group had equity production of 164,000 barrels oil equivalent per day in Angola in 2004, where it is pursuing a major development program.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com